

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3030

December 22, 2010

Joseph D'Agostino
Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston, NJ 07039

> **Re:** **Milestone Scientific Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 10, 2010**
> **Definitive Proxy Statement filed April 14, 2010**
> **File No. 001-14053**

Dear Mr. D'Agostino:

We have reviewed your response letter December 10, 2010 and your subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 12.  Security Ownership of Certain Beneficial Owners…, page 29

1.      We note your response to prior comment 3.  Please tell us with specificity what authority you relied upon for your decision to omit Mr. Martin from the table.  With a view towards disclosure, please tell us what Mr. Martin's holdings were and whether there was other information about Mr. Martin that was not included in your filing, such as disclosure pursuant to Item 404 of Regulation S-K.  Also, please explain in detail the "opposite way transaction subject to Section 16(b)" you describe in your response which appears to have occurred after his resignation.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters.  Please contact Allicia Lam at (202) 551-3316 or Jay Mumford at (202) 551-3637 if you have questions on other comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3157 with any questions.

                                        Sincerely,


                                        Jeff Jaramillo
                                        Accounting Branch Chief